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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 11 March 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES           NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

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Explanatory note

This report of Form 6-K contains
TPG improves operating margins across the board, 28 February 2005

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28 February 2005

TPG improves operating margins across the board

Full year dividend lifted to 57 cents, up from 48 cents last year*

Q4 Highlights

•	Express reaches 10% operating margin for the first time
•	Logistics lifts margin to 4.1%, helped by standardisation programme
•	Wilson acquisition driving Logistics revenue growth; integration on track
•	Higher growth in European Mail Networks
•	Strong margin in Mail

Full Year Highlights

•	Strong operating cashflow and net income growth
•	Full year dividend lifted to 57 cents, up from 48 cents last year*

*Subject to approval by the AGM

Key numbers	Q4 2004	Q4 2003	% Change	FY 2004	FY 2003	% Change

	€mil	€mil		€mil	€mil
Revenues	3,615	3,184	13.5%	12,635	11,866	6.5%
Operating income (EBIT)	349	276	26.4%	1,174	767	53.1%
Net income	191	105	81.9%	667	300	122.3%
Operating cashflow	238	262	-9.2%	1,000	937	6.7%
Earnings per share (€ cents)	40.7	22.1	84.2%	140.9	63.1	123.3%
Dividend per share (€ cents)*	37.0	30.0	23.3%	57.0	48.0	18.8%

*Proposed final dividend. Interim dividend € 0.20 per share

Operating margin	Q4 2004	Q4 2003	FY 2004	FY 2003

Mail	22.2%	21.6%	22.2%	20.9%
Express	10.0%	9.7%	7.9%	6.5%
Logistics	4.1%	-1.8%	3.7%	0.6%
Logistics underlying*	4.1%	2.4%	3.7%	2.8%

*Before one-off costs in 2003: € 42 million in Q4 and € 79 million in FY

CEO Peter Bakker:

“In 2004, we have not only seen good progress in our Mail, Express and Logistics businesses, which all managed to increase their margins, but we have also made significant strides towards a great future under the strong TNT brand-name, which has now been chosen as the flag we sail under in all markets and geographies. The successful turnaround of Logistics in 2004 has continued in the fourth quarter and with the acquisition of Wilson, freight management has been added to our portfolio of services. In Mail, the prospects of real penetration into new markets is improving with strong growth in European Mail Networks. Express continues to improve, reaching a new record margin of 10% in the quarter. Let me conclude by paying a big compliment to all of my colleagues in the group, and particularly to my 60,000 Mail Netherlands colleagues who, despite the organisational changes, have managed to lift the quality of overnight delivery to a record 96.5 percent.”

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Group overview

TPG finished the year with a Q4 revenue growth of 13.5% and a 26.4% increase in operating income. Most of the operating trends of the first three quarters continued: Express delivered a new record margin; Mail put in a solid performance, with a strong revenue increase in EMN; and Logistics improved margin on a modest revenue growth.

Review of operations

Mail revenues grew by 3.7% in the quarter helped by an increased number of working days. Mail Netherlands made good progress with Cost Flexibility, adding a further € 14 million of savings, and delivery quality reached the record level of 96.5%. Adjusted for the day-count effect, domestic mail volume declines remained below 1% and the direct mail volume decline was at the most modest level this year. Revenue growth in EMN increased to a day-count adjusted level of 20% with good progress in the addressed business. Data & Document Management reversed the recent revenue declines, benefiting from the new call-centre joint-venture, while Cross Border remained subdued. The 22.2% operating margin did include positive one-off payroll related items, which brought the full year result to the top of our estimates.

Express revenues were up 15%, with good performance in all operating units. Growth was fastest in Eastern Europe, where the division is investing in new facilities and line haul routes, and in China and the Middle East. In the more mature markets, international volumes and further development of special services helped to ensure that revenue momentum was maintained. Revenue yield was positive and cost control remained tight. The quarterly operating margin reached 10%, which represents a milestone towards the division’s full year target of 10% in 2007.

Logistics revenue growth of 22.4% was driven mostly by the Wilson acquisition; organic growth was 3.4%. The recovery in the US market made further significant progress based on business development with existing automotive customers – growth was 16.9%. France and Italy saw planned organic revenue declines, but these were more than offset by growth in Germany and the UK. Organic growth in the rest of the world was 5.3%, impacted by the slowdown in China automotive. The margin improvement, which is mostly attributed to the success of the Transformation though Standardisation (TtS) programme, entered its fourth quarter with a 1.7 percentage point underlying improvement over last year.

Financial review

Net income of € 191 million in the quarter was 81.9% higher than last year. Last year’s amount included one-off costs of € 85 million in respect of tax and TtS. Non allocated costs were € 35 million, up from last year’s € 5 million, due to our investment in China and higher corporate costs. This quarter, the effective tax rate was 42.8% (39.0% full year). It was affected by net non-recurring tax items of € 25 million. Net financial expense of € 17 million, € 5 million lower than last year, benefited from the lower average net debt. The operating cashflow of € 238 million in the quarter was € 24 million lower than last year. The full year cashflow of € 1 billion represented an increase of 6.7%.

Net income was € 667 million for the full year, a 122.3% increase on last year. Adding back the one-off TtS and tax costs in 2003, the increase was 12.7%.

On 5 January 2005, TPG completed the repurchase of 13.1 million shares from the Dutch State. This brought the total amount of the two tranche repurchase to 20.7 million shares. These shares will be cancelled, subject to shareholder approval.

On 27 April 2005, we plan to provide further information on the conversion of our numbers resulting from IFRS implementation.

Strategic progress

In January 2005, TPG announced its plans to operate all mail, express and logistics activities under one global brand - TNT. The move is aimed at strengthening the group's international brand recognition, and it symbolises the growing cohesion between the three divisions under the TNT1 initiative. The Dutch mail activities will undergo the biggest brand change, which will start in 2006, with the roll out of the orange livery. The group's statutory name change to TNT NV requires shareholder approval, which we will request at the annual shareholder meeting on 7 April 2005.

TPG1, now called TNT1, gained traction in Q4 with several projects firmly entering implementation phase. The Procurement team moved ahead with “Wave 1” of their savings categories and the Key Account Management team started piloting their new methodology with selected customer groups. In Information Communication Systems, harmonisation of intranet platforms commenced and, in Strategic HR, our first global talent review got underway.

European mail consolidation took a concrete step forward as 25% of the equity of Danish Post was tendered for sale. TPG placed a non-binding offer and awaits the outcome.

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Prospects

For 2005, in Mail, we expect stable revenues, with growth in EMN countering the declines in the addressed Dutch mail volumes. With higher pension costs, we expect some softening of the margin performance from the high level achieved in 2004.

In Express, we expect high single digit revenue growth and a steady margin development towards the 10% in 2007 target that we announced last year.

Revenue growth in Logistics is expected to be in the high teens, thanks largely to the Wilson acquisition, and organic growth will be low single digit. We expect standardisation to drive further operating improvements in contract logistics. In freight management, integration costs will exceed synergies in this first full year of acquisition.

Significant events in 4th Quarter 2004
4 October	Completion of first tranche of share repurchase.
8 November	LG, Korean electronics giant, renewed logistics contract with TNT Italy
11 November	TPG acquired remaining 50% of Höfinger mail business in Germany
25 November	Opening of TNT China University in Shanghai
3 December	GM Holden renewed and expands logistics contract with TNT Australia
16 December	Parliamentary support given for Dutch Postal Vision
Significant events after 4th Quarter 2004
5 January	Completion of second tranche of share repurchase.
14 January	Announced one global brand for all activities: TNT
18 January	First contract wins based on UK downstream access agreement announced

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Fourth Quarter Results

Group Summary				% Change

€mil	Q4 2004	Q4 2003	Operational	FX	Total

Revenues	3,615	3,184	14.6%	-1.1%	13.5%
EBITA	389	315	23.8%	-0.3%	23.5%
Operating income (EBIT)	349	276	26.8%	-0.4%	26.4%
Net income	191	105	81.0%	0.9%	81.9%
Divisional EBITA Summary				% Change

€mil	Q4 2004	Q4 2003	Operational	FX	Total

Mail	242	227	6.6%	0.0%	6.6%
Express	132	111	18.9%	0.0%	18.9%
Logistics*	50	(18)	372.2%	5.6%	377.8%

Earnings from operations	424	320	32.8%	-0.3%	32.5%
Non allocated	(35)	(5)

Total	389	315	23.8%	-0.3%	23.5%

*2003 includes € 42 million of one-off costs, pre-tax
Divisional Operating Income (EBIT) Summary		Q4 2004			Q4 2003

		Goodwill			Goodwill
€mil	EBITA	amortisation	EBIT	EBITA	amortisation	EBIT

Mail	242	(9)	233	227	(9)	218
Express	132	(13)	119	111	(14)	97
Logistics	50	(19)	31	(18)	(16)	(34)
Non allocated	(35)	1	(34)	(5)	0	(5)

Total	389	(40)	349	315	(39)	276

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Full Year Results

Group Summary				% Change

€mil	FY 2004	FY 2003	Operational	FX	Total

Revenues	12,635	11,866	7.0%	-0.5%	6.5%
EBITA	1,320	1,101	20.3%	-0.4%	19.9%
Operating income (EBIT)	1,174	767	53.3%	-0.2%	53.1%
Net income	667	300	121.7%	0.6%	122.3%

Divisional EBITA Summary				% Change

€mil	FY 2004	FY 2003	Operational	FX	Total

Mail	865	820	5.5%	0.0%	5.5%
Express	373	276	35.5%	-0.4%	35.1%
Logistics*	153	24	550.0%	-12.5%	537.5%

Earnings from operations	1,391	1,120	24.6%	-0.4%	24.2%
Non allocated	(71)	(19)

Total	1,320	1,101	20.3%	-0.4%	19.9%

*2003 includes €79 million of one-off costs, pre-tax
Divisional Operating Income (EBIT) Summary
		FY 2004			FY 2003

		Goodwill			Goodwill
€mil	EBITA	amortisation	EBIT	EBITA	amortisation	EBIT

Mail	865	(32)	833	820	(54)	766
Express	373	(51)	322	276	(53)	223
Logistics	153	(63)	90	24	(227)	(203)
Non allocated	(71)	0	(71)	(19)	0	(19)

Total	1,320	(146)	1,174	1,101	(334)	767

•	Higher growth in EMN
•	Strong margin in Mail
•	Cost Flexibility programme reaches €145 million of savings

Mail Summary	Q4 2004	Q4 2003	% Change	FY 2004	FY 2003	% Change

	€mil	€mil		€mil	€mil
Revenues	1,091	1,052	3.7%	3,900	3,915	-0.4%
EBITA	242	227	6.6%	865	820	5.5%
Operating margin	22.2%	21.6%		22.2%	20.9%

Mail finished the year with a 22.2% Q4 margin. The full year number, also 22.2%, was at the top end of our estimates due to a € 25 million of one-off benefit. This arose mainly from the winding up of wage guarantee arrangements and the establishment of new measures to stimulate staff attrition, in support of the Cost Flexibility programme. The expected volume declines in Mail Netherlands in Q4 continued to be offset by good progress on Cost Flexibility, which had delivered € 145 million of savings by the year end. At the year-end, 151 of the planned total of 286 sequence sorting machines were in operation, automatically sorting mail to the level of house number, with over 5,300 of the new style mail deliverers deployed. Next day delivery quality reached 96.5% for the full year, an improvement on last year.

Revenue growth at 3.7% was driven by an increased number of working days. The underlying trend was a 1.6% decline. European Mail Networks picked up significantly.

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Revenue Analysis	Q4 2004	Q4 2003	% Change		% Change

Fourth Quarter	€mil	€mil		Organic	Acq	FX

Mail Netherlands	738	731	1.0%	1.0%	0.0%	0.0%
Cross Border	154	155	-0.6%	0.0%	0.0%	-0.6%
European Mail Networks	137	112	22.3%	24.1%	-1.8%	0.0%
Data & Document Management	62	54	14.8%	5.5%	9.3%	0.0%
Mail	1,091	1,052	3.7%	3.5%	0.3%	-0.1%

Revenue Analysis	FY 2004	FY 2003	% Change		% Change

Full Year	€mil	€mil		Organic	Acq	FX

Mail Netherlands	2,660	2,698	-1.4%	-0.8%	-0.6%	0.0%
Cross Border	551	602	-8.5%	-7.5%	0.0%	-1.0%
European Mail Networks	475	409	16.1%	15.8%	-0.2%	0.5%
Data & Document Management	214	206	3.9%	-1.9%	5.3%	0.5%
Mail	3,900	3,915	-0.4%	-0.1%	-0.2%	-0.1%

Mail Netherlands organic revenues grew by 1%, with addressed mail volumes up 3.4%. Adjusted for the greater number of working days in 2004, volumes declined by an underlying 2.7%, which was in line with the first three quarters. Remaining with the underlying numbers, addressed domestic mail volumes were 0.9% lower, so Q4 became the fourth consecutive quarter in which the decline was below 1%. An increase in consumer letters offset some of the shortfall. Addressed direct mail showed the lowest quarterly decline of the year at 5.5%, with lost volumes going to competitor networks and other media or items simply not being sent due to economic conditions. However, unaddressed revenues continued to grow strongly, this time by a third.

Cross Border revenues were broadly flat, or 6.5% down after adjusting for the day-count. This continued the trend of recent quarters, with competitive pressure and contract rationalisation damping top line performance.

European Mail Networks grew 24.1% organically, or 19.9% after adjusting for the day-count. This was higher growth than in the third quarter. Italy grew strongest, with good performances from addressed, unaddressed and mail-related activities. In the UK, the addressed business expanded with the addition of five new important contracts, including delivery of Sky transaction and other mail. In Germany, revenues in the addressed mail business almost trebled. Unaddressed activity in that market remained challenging due to competitive pressures.

Data & Document Management revenue growth was mainly acquisition driven, stemming from the TPG–Essent call-centre joint venture in The Netherlands. Total organic growth was 5.5%, or 3.2% after adjusting for the day-count.

•	Quarterly margin reaches 10% for the first time
•	International volumes and special services lead the growth in Europe
•	China and Middle East continue strong double digit growth
Express Summary	Q4 2004	Q4 2003	% Change	FY 2004	FY 2003	% Change

	€mil	€mil		€mil	€mil
Revenues	1,318	1,146	15.0%	4,696	4,251	10.5%
EBITA	132	111	18.9%	373	276	35.1%
Operating margin	10.0%	9.7%		7.9%	6.5%

Organic revenues grew by 16.1% in Q4, helped by the working day count, but driven by volume development and revenue yield, which was positive for the 21st consecutive quarter. International (i.e. cross-border) grew at almost twice the rate of domestic revenues reflecting relative health of global trade compared with the domestic economies in our key European markets.

The positive revenue development combined with tight cost management pushed the margin ahead by 30 basis points compared with the same quarter last year. The division achieved a full year operating margin of almost 8%, which represented another record result and a milestone towards the 10% in 2007 target.

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Revenue Analysis	Q4 2004	Q4 2003	% Change		% Change

Fourth Quarter	€mil	€mil		Organic	Acq	FX

Express Europe	1,064	926	14.9%	15.1%	0.0%	-0.2%
Express ROW	254	220	15.5%	20.5%	0.0%	-5.0%
Express	1,318	1,146	15.0%	16.1%	0.0%	-1.1%

Revenue Analysis	FY 2004	FY 2003	% Change		% Change

Full Year	€mil	€mil		Organic	Acq	FX

Express Europe	3,814	3,455	10.4%	10.1%	0.0%	0.3%
Express ROW	882	796	10.8%	13.4%	0.0%	-2.6%
Express	4,696	4,251	10.5%	10.7%	0.0%	-0.2%

Express Europe, grew by 15.1% organically, or 10.1% when adjusted for the day-count effect. The UK remained the biggest single growth contributor with solid results from the basic express product augmented by business development in special services, notably outsourcing from the financial sector, government archiving and fashion services. All European units made progress and, as usual, growth in percentage terms was strongest in Eastern Europe, notably Poland, Romania and Bulgaria, benefiting from recently established line-haul routes. Revenue yield remained positive at 4.2%, helped by the wide customer acceptance of the fuel surcharge. Volume growth was strongest in the international road product, followed by international air, and then domestic express.

The Rest of the World saw an organic growth increase to 20.5%, or 14.6% after the day-count adjustment. All markets put in a positive underlying result, led by the China region, which was up over a third, and the Middle East, up almost a quarter. Australia was flat, improving from the small dip in Q3.

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•	Q4 margin recovers to 4.1%, a 1.7 percentage point underlying improvement
•	Wilson acquisition driving top line growth; integration on track
•	North America leads contract logistics growth
Logistics Summary	Q4 2004	Q4 2003	% Change	FY 2004	FY 2003	% Change

	€mil	€mil		€mil	€mil
Revenues	1,220	997	22.4%	4,081	3,735	9.3%
EBITA	50	(18)	377.8%	153	24	537.5%
Operating margin	4.1%	-1.8%		3.7%	0.6%
Operating margin excl one-off costs	4.1%	2.4%		3.7%	2.8%

Revenue growth in the quarter of 22.4% came mostly from the Wilson acquisition, the integration of which progressed well. The organic growth of 3.4% was largely the result of the recovery of the US businesses, first signalled last quarter. However, unlike previous quarters this year, overall contract terminations exceeded wins. Several of these terminations resulted from the contract rationalisation process, within the Transformation through Standardisation (TtS) initiative, which will continue to affect 2005 growth.

The success story in the division has been the roll out of TtS. The initiative met its 2004 targets, lifting the underlying margin by 1.7 percentage points in the quarter and 0.9 points for the full year. Without Wilson, the full-year margin would have reached 3.8%. In France, revenues were down on the prior year and the operating losses continued to dampen the overall divisional result. However, remedial management actions caused an improvement on the bottom line.

In freight management, sales were up almost 8% on the same period last year and the underlying margin reached 3.6%, excluding integration costs. The integration of Wilson into the TNT family is progressing well.

Revenue Analysis	Q4 2004	Q4 2003	% Change		% Change

Fourth Quarter	€mil	€mil		Organic	Acq	FX
Logistics Europe	850	756	12.4%	0.5%	11.9%	0.0%
Logistics North America	191	147	29.9%	16.9%	21.8%	-8.8%
Logistics ROW	179	94	90.4%	5.3%	91.5%	-6.4%
Logistics	1,220	997	22.4%	3.4%	20.9%	-1.9%

Revenue Analysis	FY 2004	FY 2003	% Change		% Change

Full Year	€mil	€mil		Organic	Acq	FX

Logistics Europe	2,994	2,794	7.2%	2.4%	4.3%	0.5%
Logistics North America	634	630	0.6%	2.0%	6.2%	-7.6%
Logistics ROW	453	311	45.7%	18.4%	31.8%	-4.5%
Logistics	4,081	3,735	9.3%	3.7%	6.9%	-1.3%

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Logistics Europe saw modest organic growth in the quarter. Germany continued to do well with higher volumes and new contracts, including Bentley motors. The UK also continued to perform well ahead of last year, particularly on the non-food retail side, but it did experience most of the division’s contract terminations this time. Both of these markets saw high single digit growth. Spain and Turkey grew double digit on new contracts and automotive volumes. Further contract rationalisation in Italy non-automotive led to revenue decline in that market, and France continued to under-perform

North America grew strongly with higher automotive and other volumes, and new contracts, mainly with established customers including General Motors, Ford and Home Depot.

In the Rest of the World, Australia was up almost a third on established and recently signed contracts. South America continued to do well due to automotive consumer demand. In Thailand, the new Isuzu contract started to bear fruit and, in Malaysia, new contracts were signed in the industrial, food and wholesaling sectors. However, the slowdown in the Chinese automotive sector weighed on the RoW result, causing a lower organic growth rate than earlier in the year.

Euro Million	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

GROUP
Revenues	3,615	2,977	3,058	2,985	3,184	2,829	2,936	2,917	3,180	2,805	2,899	2,898
Earnings from operations	424	267	376	324	320	211	299	290	382	222	305	298
Non-allocated items	(35)	(12)	(10)	(14)	(5)	(9)	(7)	2	12	8	(10)	(5)

EBITA	389	255	366	310	315	202	292	292	394	230	295	293

Goodwill amortisation	(40)	(35)	(35)	(36)	(39)	(218)	(39)	(38)	(39)	(39)	(38)	(38)
Operating income (EBIT)	349	220	331	274	276	(16)	253	254	355	191	257	255
Financial income and expense	(17)	(21)	(23)	(16)	(22)	(23)	(23)	(24)	(25)	(31)	(25)	(27)
Income taxes	(142)	(75)	(117)	(94)	(148)	(49)	(84)	(87)	(115)	(60)	(81)	(85)

Results from affiliates	0	(1)	(1)	(1)	(1)	(1)	(3)	(1)	(1)	(1)	(3)	0

Minority results	1	2	(2)	0	0	1	0	(2)	(2)	0	(3)	0

Net income	191	125	188	163	105	(88)	143	140	212	99	145	143
Net profit on sale of non-core business	0	0	0	0	0	0	0	0	(14)	0	0	0

Net income from continuing operations	191	125	188	163	105	(88)	143	140	198	99	145	143

Average number of shares (mil)	473.4	475.2	475.2	475.1	475.1	475.1	475.1	475.0	475.0	475.0	475.0	475.0
Earnings per share (euro cents)	40.7	26.3	39.6	34.3	22.1	(18.5)	30.1	29.5	44.6	20.8	30.5	30.1

Net cash provided by operating activities	238	336	123	303	262	277	74	324	227	214	337	254

Capital expenditure on property, plant and equipment and other intangible assets	(122)	(84)	(77)	(74)	(128)	(94)	(72)	(60)	(152)	(111)	(130)	(79)

Disposals of property, plant and equipment and other intangible assets	16	10	9	12	12	3	14	17	23	19	16	5

Free cash flow	132	262	55	241	146	186	16	281	98	122	223	180

Number of employees	162,244	162,957	159,048 *	162,124	163,028	161,079	160,536	150,155	150,365	148,285	143,097	141,463

Full time equivalent employees	122,325	121,952	119,568 *	120,294	121,299	120,387	119,946	114,348	113,444	113,711	112,751	112,261

*Includes a downward correction of 2.623 employees and 808 FTE’s. These have been reclassified to joint-ventures.

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Euro Million	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

MAIL

Mail Netherlands

Revenues	738	603	641	678	731	604	663	700	780	634	666	715

Growth %	1.0%	-0.2%	-3.3%	-3.1%	-6.3%	-4.7%	-0.5%	-2.1%	-2.6%	1.6%	1.4%	3.9%
Organic	1.0%	-0.2%	-1.8%	-2.1%	-5.5%	-3.4%	-1.0%	-2.1%	-2.6%	1.6%	1.4%	3.9%

Acquisition / Disposal	0.0%	0.0%	-1.5%	-1.0%	-0.8%	-1.3%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%

Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Addressed mail pieces (millions)	1,567	1,127	1,278	1,330	1,516	1,160	1,297	1,411	1,575	1,201	1,333	1,412
	3.4%	-2.8%	-1.5%	-5.7%	-3.7%	-3.4%	-2.7%	-0.1%	-2.7%	-2.0%	0.4%	1.4%
Working days	70	65	61	64	63	65	61	64	63	65	61	64

Cross Border

Revenues	154	121	136	140	155	142	148	157	176	155	157	162

Growth %	-0.6%	-14.8%	-8.1%	-10.8%	-11.9%	-8.4%	-5.7%	-3.1%	-1.1%	-1.3%	-0.6%	0.6%
Organic	0.0%	-13.4%	-7.4%	-9.5%	-9.6%	-5.8%	-1.9%	1.8%	1.1%	0.6%	-1.8%	-4.5%

Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	3.7%	3.9%

Fx	-0.6%	-1.4%	-0.7%	-1.3%	-2.3%	-2.6%	-3.8%	-4.9%	-2.2%	-1.9%	-2.5%	1.2%
European Mail Networks
Revenues	137	108	121	109	112	100	105	92	100	85	88	85

Growth %	22.3%	8.0%	15.2%	18.5%	12.0%	17.6%	19.3%	8.2%	4.2%	14.9%	12.8%	49.1%
Organic	24.1%	8.0%	14.2%	16.3%	9.0%	14.1%	12.5%	5.9%	8.4%	-1.3%	3.2%	16.9%

Acquisition / Disposal	-1.8%	-1.0%	0.0%	2.2%	5.0%	5.9%	9.1%	3.5%	-4.2%	16.2%	10.1%	31.8%

Fx	0.0%	1.0%	1.0%	0.0%	-2.0%	-2.4%	-2.3%	-1.2%	0.0%	0.0%	-0.5%	0.4%
Data & Document Management

Revenues	62	49	50	53	54	51	51	50	62	44	48	48

Growth %	14.8%	-3.9%	-2.0%	6.0%	-12.9%	15.9%	6.3%	4.2%	29.2%	-2.2%	14.3%	50.0%
Organic	5.5%	-5.9%	-4.0%	-4.0%	-11.3%	-4.5%	0.1%	6.3%	6.3%	-6.6%	1.0%	8.1%

Acquisition / Disposal	9.3%	0.0%	2.0%	10.0%	0.0%	22.7%	8.3%	0.0%	25.0%	4.4%	13.3%	41.9%

Fx	0.0%	2.0%	0.0%	0.0%	-1.6%	-2.3%	-2.1%	-2.1%	-2.1%	0.0%	0.0%	0.0%
Total Mail

Revenues	1,091	881	948	980	1,052	897	967	999	1,118	918	959	1,010

Growth %	3.7%	-1.8%	-2.0%	-1.9%	-5.9%	-2.3%	0.8%	-1.1%	-0.4%	2.0%	2.6%	7.7%
Organic	3.5%	-1.7%	-1.1%	-1.7%	-5.2%	-2.3%	0.2%	-0.4%	-0.7%	0.7%	1.0%	3.5%

Acquisition / Disposal	0.3%	-0.1%	-0.9%	0.0%	-0.1%	0.8%	1.6%	0.3%	0.7%	1.6%	2.1%	4.0%

Fx	-0.1%	0.0%	0.0%	-0.2%	-0.6%	-0.8%	-1.0%	-1.0%	-0.4%	-0.3%	-0.5%	0.2%
EBITA	242	155	232	236	227	163	212	218	247	144	195	218

Operating margin	22.2%	17.6%	24.5%	24.1%	21.6%	18.2%	21.9%	21.8%	22.1%	15.7%	20.3%	21.6%

Goodwill amortisation	(9)	(7)	(8)	(8)	(9)	(28)	(10)	(7)	(9)	(6)	(8)	(7)
Operating income (EBIT)	233	148	224	228	218	135	202	211	238	138	187	211

2002 revenues by line of business restated to reflect a more accurate elimination of internal transactions which commenced in 2003

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Euro Million	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

EXPRESS

Express Europe
Revenues	1,064	915	941	894	926	826	847	856	899	822	845	836
Growth %	14.9%	10.8%	11.1%	4.4%	3.0%	0.5%	0.2%	2.4%	9.0%	10.0%	8.3%	6.8%
Organic	15.1%	10.0%	9.8%	4.9%	6.0%	3.4%	3.8%	6.3%	8.4%	7.3%	7.7%	2.8%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%	-0.2%	-0.5%	1.8%	2.8%	1.9%	3.0%
Fx	-0.2%	0.8%	1.3%	-0.6%	-3.0%	-3.0%	-3.4%	-3.4%	-1.2%	-0.1%	-1.3%	1.0%
Core consignments (mil)	39.0	32.1	35.4	34.1	36.6	31.0	33.7	33.8	35.2	30.2	33.8	32.9
Core kilos (mil)	636.4	540.8	566.5	550.3	583.2	519.5	527.3	523.3	566.4	494.3	522.5	519.8
Core revenue yield	4.2%	4.5%	3.6%	3.2%	3.2%	2.8%	4.5%	3.3%	4.3%	2.8%	2.4%	2.0%
improvement
Express ROW
Revenues	254	215	213	200	220	206	189	181	205	190	195	183
Growth %	15.5%	4.4%	12.7%	10.5%	7.3%	8.4%	-3.1%	-1.1%	5.1%	-1.0%	-1.5%	-1.6%
Organic	20.5%	8.3%	12.7%	11.6%	12.2%	14.7%	10.3%	13.3%	14.9%	7.4%	5.0%	-4.8%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.5%
Fx	-5.0%	-3.9%	0.0%	-1.1%	-4.9%	-6.3%	-13.4%	-14.4%	-9.8%	-8.9%	-6.5%	2.7%
Total Express
Revenues	1,318	1,130	1,154	1,094	1,146	1,032	1,036	1,037	1,104	1,012	1,040	1,019
Growth %	15.0%	9.5%	11.4%	5.5%	3.8%	2.0%	-0.4%	1.8%	8.2%	7.8%	6.3%	5.2%
Organic	16.1%	9.6%	10.3%	6.1%	7.2%	5.6%	5.1%	7.6%	9.4%	7.2%	7.1%	1.4%
Acquisition / Disposal	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%	-0.2%	-0.4%	1.6%	2.4%	1.5%	2.5%
Fx	-1.1%	-0.1%	1.1%	-0.7%	-3.4%	-3.7%	-5.3%	-5.4%	-2.8%	-1.8%	-2.3%	1.3%
Working days	70	65	62	63	62	65	60	63	62	65	61	62
EBITA	132	72	102	67	111	47	66	52	107	37	61	41
Operating margin	10.0%	6.4%	8.8%	6.1%	9.7%	4.6%	6.4%	5.0%	9.7%	3.7%	5.9%	4.0%
Goodwill amortisation	(13)	(12)	(13)	(13)	(14)	(13)	(13)	(13)	(14)	(14)	(14)	(12)
Operating income (EBIT)	119	60	89	54	97	34	53	39	93	23	47	29

2002 numbers restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

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Euro Million	Q4 2004	Q3 2004	Q2 2004	Q12004	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002

LOGISTICS
Logistics Europe
Revenues	850	720	726	698	756	678	703	657	707	659	651	626
Growth %	12.4%	6.2%	3.3%	6.2%	6.9%	2.9%	8.0%	5.0%	8.9%	13.2%	7.8%	18.6%
Organic	0.5%	0.8%	2.2%	6.4%	9.4%	5.6%	6.3%	0.5%	4.0%	5.1%	-0.1%	6.9%
Acquisition / Disposal	11.9%	4.4%	0.0%	0.0%	-0.1%	0.0%	4.3%	7.5%	6.6%	8.8%	10.1%	10.4%
Fx	0.0%	1.0%	1.1%	-0.2%	-2.4%	-2.7%	-2.6%	-3.0%	-1.7%	-0.7%	-2.2%	1.3%
Logistics North America
Revenues	191	153	150	140	147	154	166	163	168	155	192	190
Growth %	29.9%	-0.6%	-9.6%	-14.1%	-12.5%	-0.6%	-13.5%	-14.2%	-5.6%	-11.9%	-9.9%	-5.0%
Organic	16.9%	2.0%	-5.4%	-3.7%	1.8%	9.7%	11.5%	5.3%	6.2%	-3.4%	-1.9%	-9.5%
Acquisition / Disposal	21.8%	4.5%	0.0%	0.0%	0.0%	0.0%	-7.8%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-8.8%	-7.1%	-4.2%	-10.4%	-14.3%	-10.3%	-17.2%	-19.5%	-11.8%	-8.5%	-8.0%	4.5%
Logistics ROW
Revenues	179	102	90	82	94	77	75	65	72	68	65	57
Growth %	90.4%	32.5%	20.0%	26.2%	30.6%	13.2%	15.4%	14.0%	24.1%	21.4%	6.6%	14.0%
Organic	5.3%	22.1%	22.7%	27.7%	37.5%	20.6%	41.5%	54.4%	53.4%	44.6%	18.0%	18.0%
Acquisition / Disposal	91.5%	16.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	-6.4%	-6.5%	-2.7%	-1.5%	-6.9%	-7.4%	-26.1%	-40.4%	-29.3%	-23.2%	-11.4%	-4.0%
Total Logistics
Revenues	1,220	975	966	920	997	909	944	885	947	882	908	873
Growth %	22.4%	7.3%	2.3%	4.0%	5.3%	3.1%	4.0%	1.4%	7.0%	8.4%	3.4%	12.2%
Organic	3.4%	2.8%	2.4%	6.1%	10.3%	7.5%	9.9%	5.0%	7.6%	6.1%	0.6%	3.3%
Acquisition / Disposal	20.9%	5.5%	0.0%	0.0%	-0.1%	0.0%	1.4%	5.4%	4.9%	6.3%	6.9%	7.1%
Fx	-1.9%	-1.0%	-0.1%	-2.1%	-4.9%	-4.4%	-7.3%	-9.0%	-5.5%	-4.0%	-4.1%	1.8%
Revenues by sector
Automotive	379	336	388	352	402	345	345	336	347	316	356	361
Tyres	34	39	55	49	70	50	43	58	68	58	47	46
FMCG	167	158	157	160	165	156	163	151	195	179	150	131
Hi-tech electronics	130	118	137	118	137	126	117	119	125	103	109	109
Publishing / media	72	62	57	59	60	65	48	56	66	57	57	56
Other (including freight
management)	438	262	172	182	163	167	228	165	146	169	189	170
EBITA	50	40	42	21	(18)	1	21	20	28	41	49	39
One-off costs	0	0	0	0	42	24	13	0	0	0	0	0
EBITA excl one-off costs	50	40	42	21	24	25	34	20	28	41	49	39
Operating margin	4.1%	4.1%	4.3%	2.3%	-1.8%	0.1%	2.2%	2.3%	3.0%	4.6%	5.4%	4.5%
Operating margin excl
one-off costs	4.1%	4.1%	4.3%	2.3%	2.4%	2.8%	3.6%	2.3%	3.0%	4.6%	5.4%	4.5%
Goodwill amortisation	(19)	(15)	(15)	(14)	(16)	(177)	(17)	(17)	(17)	(17)	(17)	(19)
Operating income (EBIT)	31	25	27	7	(34)	(176)	4	3	11	24	32	20

2002 numbers restated for consistency to reflect the transfer of the Innight business from Express to Logistics at the beginning of 2003

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	Q4 2004	Q4 2003	FY 2004	FY 2003

	€mil	€mil	€mil	€mil
Net sales	3,620	3,163	12,585	11,785
Other operating revenues	(5)	21	50	81
Total operating revenues	3,615	3,184	12,635	11,866
Cost of materials	(175)	(156)	(600)	(546)
Work contracted out and other external expenses	(1,577)	(1,283)	(5,262)	(4,920)
Salaries and social security contributions	(1,129)	(1,070)	(4,305)	(4,163)
Depreciation, amortisation and impairments	(152)	(138)	(533)	(711)
Other operating expenses	(233)	(261)	(761)	(759)
Total operating expenses	(3,266)	(2,908)	(11,461)	(11,099)

Operating income	349	276	1,174	767
Interest and similar income	19	5	37	18
Interest and similar expenses	(36)	(27)	(114)	(110)
Financial income and expenses	(17)	(22)	(77)	(92)

Income before income taxes	332	254	1,097	675
Income taxes	(142)	(148)	(428)	(368)
Results from investments in affiliated companies	0	(1)	(3)	(6)

Net income before minority interests	190	105	666	301
Minority Interests	1	0	1	(1)

Net income	191	105	667	300
Net income per ordinary share and per ADS ¹ (in euro cents)	40.7	22.1	140.9	63.1

¹ Based on the average amount of 473.4 million ordinary shares, including ADS (2003: 475.1 million)

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	Q4 2004	Q4 2003	FY 2004	FY 2003

	€mil	€mil	€mil	€mil
Net income	191	105	667	300
Depreciation, amortisation and impairments	152	138	533	711
Changes in provisions:
- deferred tax liabilities	28	77	82	180
- provisions for pension liabilities	(136)	(54)	(309)	(221)
- other provisions	(3)	(3)	(3)	(7)
Changes in working capital:
- inventory	1	3	3	6
- accounts receivable	(245)	(160)	(65)	(37)
- other current assets	52	65	(11)	(10)
- current liabilities excl. short term financing	198	91	103	15

Net cash provided by operating activities	238	262	1,000	937
Acquisition of group companies	(13)	(16)	(217)	(59)
Disposals of group companies	(12)	0	(1)	6
Acquisition of affiliated companies	(6)	(4)	(11)	(16)
Disposals of affiliated companies	0	1	1	2
Capital expenditure on other intangibles	(26)	(48)	(67)	(67)
Disposals of intangible assets	17	3	15	6
Capital expenditure on property, plant & equipment	(96)	(80)	(290)	(287)
Disposals of property, plant and equipment	(1)	9	32	40
Changes in other financial fixed assets	201	6	194	(2)
Changes in minority interests	0	(2)	6	4

Net cash used in investing activities	64	(131)	(338)	(373)
Changes in shareholders’ equity:
- Dividends paid	0	3	(237)	(204)
- Other changes in shareholders’ equity	(150)	0	(148)	0
Long-term liabilities acquired	17	12	52	70
Long-term liabilities repaid	(70)	(39)	(100)	(83)
Changes in short-term bank debt	(9)	(143)	(67)	(219)

Net cash provided by financing activities	(212)	(167)	(500)	(436)
Changes in cash and cash equivalents	90	(36)	162	128

Cash and cash equivalents at beginning of period	552	511	470	357
Exchange rate differences on cash items	(8)	(8)	(5)	(14)
Cash and cash equivalents from acquisition and disposal of group companies	(1)	3	6	(1)
Change in cash and cash equivalents	90	(36)	162	128
Cash and cash equivalents at end of period	633	470	633	470

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	At 31 Dec	At 31 Dec
	2004	2003

	€mil	€mil
ASSETS
Fixed assets
Goodwill	2,375	2,309
Other intangible assets	128	112
Total intangible assets	2,503	2,421
Land and buildings	960	981
Plant and equipment	464	469
Other property, plant and equipment	453	485
Construction in progress	47	74
Total property, plant and equipment	1,924	2,009
Investments in affiliated companies	82	79
Loans receivable from affiliated companies	2	2
Other loans receivable	21	158
Prepayments and accrued income	551	388
Total financial fixed assets	656	627

Total fixed assets	5,083	5,057
Current assets
Inventory	46	49
Accounts receivable	2,129	1,977
Prepayments and accrued income	391	362
Cash and cash equivalents	633	470

Total current assets	3,199	2,858
Total assets	8,282	7,915

LIABILITIES AND GROUP EQUITY
Group equity
Capital and reserves	3,219	2,969
Minimum pension liability	(454)	0

Shareholders’ equity	2,765	2,969
Minority interests	19	17

Total group equity	2,784	2,986
Provisions
Deferred tax liabilities	218	143
Provisions for pension liabilities	870	521
Other provisions	149	153
Total provisions	1,237	817
Long-term liabilities
Long-term debt	1,440	1,474
Accrued liabilities	206	187
Total long term liabilities	1,646	1,661
Current liabilities
Trade accounts payable	670	687
Other current liabilities	637	540
Accrued current liabilities	1,308	1,224
Total current liabilities	2,615	2,451
Total liabilities and group equity	8,282	7,915

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Free cash flow

	Q4 2004	Q4 2003	FY 2004	FY 2003

	€mil	€mil	€mil	€mil
Net cash provided by operating activities	238	262	1,000	937
Capital expenditure on property, plant and equipment and other intangible assets	(122)	(128)	(357)	(354)
Disposals of property, plant and equipment and other intangible assets	16	12	47	46
Free cash flow	132	146	690	629

Capital expenditure on property, plant and equipment and other intangible assets

	Q4 2004	Q4 2003	FY 2004	FY 2003

	€mil	€mil	€mil	€mil
Mail	33	46	98	107
Express	66	55	171	160
Logistics	20	27	82	83
Corporate	3	0	6	4
Total	122	128	357	354

Movement in shareholders’ equity

	Q4 2004	Q4 2003	FY 2004	FY 2003

	€mil	€mil	€mil	€mil
Opening balance	3,210	2,892	2,969	2,961
Net income for the period	191	105	667	300
Foreign exchange effects	(29)	(12)	(29)	(68)
Other reserves	(153)	(20)	(151)	(20)
Minimum pension liability	(454)	0	(454)	0
Cash dividend	0	4	(237)	(204)
Closing balance	2,765	2,969	2,765	2,969

Net debt

	At 31 Dec 2004	At 31 Dec 2003

	€mil	€mil
Short-term debt	51	69
Long-term debt	1,440	1,474

Total interest bearing debt	1,491	1,543
Cash and cash equivalents	(633)	(470)

Net debt	858	1,073

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Net income
	FY 2004	FY 2003

	€mil	€mil
Net income under Dutch GAAP	667	300
Adjustments for:
Employment schemes: cancellation contract	(130)	0
Employment schemes and group reorganisation	(11)	(11)
Amortisation goodwill	146	(9)
Other intangible assets amortisation	(19)	(3)
Financial instruments	(7)	13
Real estate sale	20	(4)
Sale-lease-back transaction	0	(1)
Repurchase of shares	(1)	0
Amortisation on restoration of previously recognised impairments	10	4
Long term contract incentive payment	1	1
Provisions	1	1
Other	(1)	0
Tax effect of adjustments	38	41

Net Income under US GAAP	714	332

Net income per ordinary share and per ADS under US GAAP [1] (in eurocents)	151.9	69.9

1) Based on an average of 470.0 million ordinary shares, including ADS (2003: 475.1 million)

Shareholders’ Equity

	At 31 Dec	At 31 Dec
	2004	2003

	€mil	€mil
Shareholders’ equity under Dutch GAAP	2,765	2,969
Adjustments for:
Employment schemes and group reorganisation	0	141
Goodwill and other long-lived intangible assets	100	69
Other intangible assets amortisation	(24)	(5)
Financial instruments	1	2
Repurchase of shares	(259)	0
Real estate sale	0	(20)
Sale-lease-back transaction	(5)	(5)
Restoration of previously recognised impairments, net of amortisation	3	(7)
Long-term contract incentive payment	(4)	(5)
Provisions	2	1
Pensions curtailment	2	2
Other	(1)	0
Deferred taxes on adjustments	42	4

Shareholders’ equity under US GAAP	2,622	3,146

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Financial Calendar 2005

Thursday 7 April, 2005	Annual General Meeting

Monday 11 April, 2005	Ex-dividend listing

Monday 18 April, 2005	Payment of final dividend

Wednesday 27 April, 2005	IFRS Update

Wednesday 4 May, 2005	Publication of 2005 first quarter results

Friday 29 July, 2005	Publication of 2005 second quarter results

Monday 31 October, 2005	Publication of 2005 third quarter results

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Forward-looking statements warning—Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

Except for historical statements and discussions, statements contained in this press release are forward-looking statements. Forward-looking statements generally can be identified by the use of terms such as "ambition", "may", "will", "expect", "intend", "anticipate", "believe", "plan", "seek", "estimate", "continue" or similar terms. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied in the forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which we operate, management's beliefs and assumptions made by management about future events. In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	substitution of alternative methods for delivering information for our Mail and Express services,
•
regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings,

•	competition in the mail, express and logistics businesses,
•	decisions of competition authorities regarding proposed joint ventures or acquisitions,
•	costs of complying with governmental regulations,
•	general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, use of our delivery capabilities by criminals, anthrax incidents, war or the outbreak of hostilities or epidemic diseases,
•	higher costs of or difficulty in obtaining insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils,
•	our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances,
•	fluctuations in fuel costs,
•	our ability to increase our fuel surcharge in response to rising fuel prices due to competitive pressures,
•	changes in currency and interest rates,
•	changes in our credit rating and their impact on our financing costs and requirements,
•	changes in our relationship with the State of the Netherlands,
•	disruptions at key sites,
•	incidents resulting from the transport of hazardous materials,
•	mismatches between our investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs,
•	strikes, work stoppages and work slowdowns and increases in employee costs,
•	costs of completing acquisitions or divestitures and integrating newlyacquired businesses,
•	changes to the international conventions regarding the limitation of liability for the carriage of goods,
•	significant changes in the volumes of shipments transported through our network, the mix of services purchased by our customers or the prices we obtain for our services,
•	market acceptance of our new service and growth initiatives,
•	changes in customer demand patterns,
•	the impact of technology developments on our operations and on demand for our services,
•	disruptions to our technology infrastructure, including our computer systems and website,
•	our ability to maintain aviation rights in important international markets,
•	adverse weather conditions,
•	if our subcontractors’ employees were to be considered our employees,
•	changes in tax laws and their interpretation and decisions of tax and other authorities with respect to our tax liabilities,
•	changes in accounting rules causing different valuation of assets and liabilities, and
•	higher costs related to implementation of regulations such as the Sarbanes-Oxley Act.

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These factors and other factors that could affect these forward-looking statements are described in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. As a result of these and other factors, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which are neither predictions nor guarantees of future events or circumstances. We disclaim any obligation to publicly update or revise these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 11 March 2005

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BY ELECTRONIC TRANSMISSION VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Date: 11 March 2005

Subject: Report on Form 6-K

Ladies and Gentlemen,

TPG N.V. is filing today by electronic transmission over the Commission’s Edgar system a report on Form 6-K containing

TPG improves operating margins across the board, 28 February 2005

Please direct any questions to the undersigned at +31 20 500 6080.

Sincerely yours,

/s/ Jans van der Woude

Jans van der Woude
TPG Corporate Legal